Exhibit 23

Elano Profit Sharing Plan:
We consent to the incorporation by reference in the registration statements (Nos. 333-42695 and 333-158069) on Form S-8 of General Electric Company of our report dated June 20, 2018, with respect to the statements of net assets available for plan benefits of the Elano Profit Sharing Plan as of December 31, 2017 and 2016, the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of the Elano Profit Sharing Plan.

/s/ KPMG LLP
KPMG LLP
Albany, New York
June 20, 2018